EXHIBIT INDEX


Exhibit              Description                                          Page

(a)(5)       Form of Letter to Unitholders dated January 8, 1999




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                                 Exhibit (a)(5)


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January 8, 1999

TO:                  UNIT HOLDERS OF S/M REAL ESTATE FUND VII, LTD.

SUBJECT:             OFFER TO PURCHASE UNITS -  PURCHASERS PAY ALL TRANSFER

                     COSTS


Dear Unit Holder:

         You have already received an Offer to Purchase and related Letter of Transmittal (the "Offer") by which MP VALUE FUND 4, LLC; MORAGA-DEWAAY FUND, LLC; MP VALUE FUND 6, LLC; and IG HOLDINGS (collectively the "Purchasers") offered to purchase up to 3,324 Units of limited partnership interest (the "Units") in S/M REAL ESTATE FUND VII, LTD., a Delaware limited partnership(the "Partnership") at a purchase price equal to:

                                  $65 per Unit

             The General Partners have responded to the Offer with their Statement on Schedule 14D-9, which contains an incorrect statement of the terms of the Offer. The General Partners state, as one of the bases for their recommendation, that net proceeds to each Limited Partner will be reduced by a transfer fee of $50. As clearly stated in our prior letter to you, and as set forth in the Offer under "Introduction":

             "Unitholders who tender their Units will not be obligated to pay any Partnership transfer fees, or any other fees, expenses or commissions in connection with the tender of Units. The Purchasers will pay all such costs and all charges and expenses of the
             Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer (emphasis added)."

             The Offer also states, in Section 15 of the Offer under "Fees and Expenses": "The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer (emphasis added)." The Purchasers have therefore agreed to pay all transfer fees and the price payable to Limited Partners who wish to sell Units will not be reduced by any such fees. Rather than being any basis for the General Partners' recommendation, this factor should be viewed as another significant potential benefit of acceptance of the Offer, as the Offer will provide you with an opportunity to liquidate your investment in S/M REAL ESTATE FUND VII, LTD. without the usual transaction costs associated with market sales or partnership transfer fees.

             The General Partners also noted that the Partnership had previously entered into an agreement restricting an affiliate of one of the Purchasers, IG HOLDINGS, from making certain offers to purchase Units and stated their belief that its participation in this offer constitutes a breach of that agreement. Although the other Purchasers had no prior knowledge of this agreement and express no view on its impact on the Offer, they have asked IG HOLDINGS to withdraw from the Purchaser group and it has agreed to do so. Accordingly, IG HOLDINGS is no longer a Purchaser. The other Purchasers are not affiliates of IG HOLDINGS or any of its affiliates, nor are they advised by any such person. The remaining Purchasers are not restricted in any way by the cited agreement. IG

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HOLDINGS  was not  expected  to provide any  significant  portion of the capital available to fund the Offer, and the remaining Purchasers, MP VALUE FUND 4, LLC; MORAGA-DEWAAY FUND, LLC; and MP VALUE FUND 6, LLC, have sufficient capital to make all representations concerning the financial means of the Purchasers accurate and complete even in the absence of IG HOLDINGS. As a result, the departure of IG HOLDINGS from the Purchaser group will have no material effect on the terms or conditions of the Offer.

         After carefully reviewing the Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the green form) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) January 25, 1999




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